UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
--------------
Amendment No. 3
to
SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

Ronald B. Port, M.D.
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plaines, Illinois 60018
Tel. No.: (847) 827-9666

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D
CUSIP No.  520776 10 5

1    NAME OF REPORTING PERSON
Ronald B. Port, M.D.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a)  [   ]
                                                                                                                                    (b)  [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS                                                                                                                                PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                                                                                               [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

7           SOLE VOTING POWER
NUMBER OF SHARES                                                                3,799,717
BENEFICIALLY                                                      _______________________________________________
OWNED BY EACH                                              8           SHARED VOTING POWER
REPORTING PERSON                                                                0*
WITH                                                               _______________________________________________
9           SOLE DISPOSITIVE POWER
723,478
  _______________________________________________
10           SHARED DISPOSITIVE POWER
221,836*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,799,717*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                                                                                          [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.4% based on 8,565,517 shares of Common Stock outstanding

14   TYPE OF REPORTING PERSON
IN

* 3,076,239 of these shares will be voted pursuant to a Proxy described in Item 4 below.

SCHEDULE 13D

           This Amendment No. 3 to Schedule 13D (the “Amendment”) is filed by Ronald B. Port, M.D.  Dr. Port has previously filed a Schedule 13D on March 25, 2009 and as further amended (the “Schedule 13D”).  The Amendment amends the Schedule 13D to include the information set forth below.  This Amendment is being to reflect the reduction in the shares for which Mr. Port has a proxy to vote the shares of Common Stock of Lawson Products, Inc.

Item 1.  Security and Issuer

This statement relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Lawson Products, Inc., a Delaware corporation (the “Company”), having its principal executive offices at 1666 East Touhy Road, Des Plaines, Illinois 60018.

Item 5.  Interest in Securities of the Issuer

Dr. Port has the power to vote a total of 3,799,717 shares of Common Stock, representing approximately 44.4% of the outstanding Common Stock of the Company.  Of these shares, Dr. Port owns 723,478 shares directly (which includes 4803 shares held by Dr. Port’s wife) and has received a Proxy (as defined below) to vote 3,076,239 shares.  Dr. Port does not have the power to dispose of or to direct the disposition of Common Stock for which he holds a Proxy.  In connection with the Amended and Restated Settlement Agreement disclosed in Amendment No. 2 to the Schedule 13D and filed as Exhibit No. 2 to Amendment No. 2 to the Schedule 13D, Dr. Port received a proxy to vote all of the shares of Common Stock held by the parties to the Settlement Agreement (other than in connection with votes on mergers and certain other extraordinary corporate transactions) until June 11, 2012; provided, that, the proxy will terminate earlier upon a transfer of Common Stock to a third party not affiliated with, or formed for the benefit of, a Port family member or upon the death or incapacitation of Dr. Port.  The shares for which Dr. Port holds a Proxy consist of the following:  (i) 364,964 shares held in trusts formed for the benefit of the families of Roberta Port (based upon filings with the Securities and Exchange Commission), (ii) 508,398 shares held in trusts formed for the benefit of the families of Samantha Borstein and Jenna Walsh, and including the 1970 Trust, (iii) 615,601 shares held by Ms. Washlow directly (based upon filings with the Securities and Exchange Commission), (iv) 184,960 shares held by Ms. Borstein directly, (v) 184,960 shares held by Ms. Walsh directly, (vi) 532,355 shares held in trusts for which James Errant is a trustee and (vii) 685,001 shares held in trust for the benefit of Dr. Port’s family.   Mr. Errant is a director of the Company.  If these parties transfer any of their shares to a third party who is not affiliated with or formed for the benefit of a Port family member, then Dr. Port’s Proxy with respect to those transferred shares will immediately terminate.  Dr. Port hereby disclaims beneficial ownership in shares of Common Stock described above in which he does not have economic benefit.  The decrease in Dr. Port's power to vote shares of Common Stock under the Proxy (as compared to amounts disclosed in Dr. Port's Amendment No. 2 to his Schedule 13D filed on March 23, 2011) is due to sales of Common Stock made by Roberta Port and trusts for her family's benefit as disclosed in SEC filings made by those entities.

Reference is made to the cover page of this Schedule 13D for additional information on Dr. Port’s Common Stock ownership.

In addition, 45,199 shares of Common Stock are held by the 1970 Trust created by the father of Dr. Port and Ms. Washlow, of which Dr. Port, Ms. Washlow and an individual unrelated by blood or marriage to Dr. Port and Ms. Washlow are the co-trustees. Any action with respect to these shares requires the approval of a majority of the trustees of the 1970 Trust. As a result, Dr. Port does not beneficially own any of the shares held by the 1970 Trust although he has a pecuniary interest in the shares of Common Stock as a residuary beneficiary of the 1970

Trust.  The 1970 Trust plans to distribute the remaining shares in held in the 1970 Trust to Dr. Port and the other residuary beneficiaries.

(c)           Dr. Port has not engaged in any transaction in the Common Stock during the past 60 days in any Common Stock.

                (d)           not applicable.

(e)            not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

/s/ Ronald B. Port, M.D.
Ronald B. Port, M.D.